August 5, 2005

By Facsimile and U.S. Mail

Gary R. Silverman, Esq.
Kaye Scholer LLC
Three First National Plaza 41st Floor
70 West Madison Street
Chicago, Illinois 60602-4231

Mary Anne O`Connell
Husch & Eppenberger, LLC
190 Carondelet Plaza, Suite 600
St. Louis, Missouri 63103

Gary D. Gilson
Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112

	Re:	John Q. Hammons Hotels, Inc.
		Preliminary Proxy Statement on Schedule 14A
      Filed July 1, 2005
		Schedule 13E-3 filed by John Q. Hammons Hotels, Inc.;
John
Q.
Hammons, Revocable Trust of John Q. Hammons; Hammons, Inc.; JQH
Acquisition LLC and JQH Merger Corporation
		Filed July 5, 2005

Dear Mr. Silverman, Ms. O`Connell and Mr. Gilson:

	We have the following comments on the above-referenced filing.
Please note that we have limited our review to issues related to Rule
13e-3:

Preliminary Proxy Statement
1. We remind you to file, on the date of first use, any written communications relating to the proposed transaction that are reasonably viewed as soliciting material. See Exchange Act Rule 14a-
12. For example, it does not appear that you filed the May 25 and June 3, 2005 press releases, included as exhibits to the Schedule 13E-3, as soliciting materials.
2. We note that Mr. Eilian will have a significant interest in the surviving entity and is providing financing for the transaction. Please provide us your detailed analysis regarding why Mr. Eilian is not an affiliate engaged in this Rule 13e-3 transaction. Refer to section II. D. 3. of our Current Issues Outline, publicly available on our website, www.sec.gov, for further guidance regarding when a purchaser becomes an affiliate of the issuer. Also note that in determining the appropriate filing persons, the staff will look through a newly-formed acquisition vehicle; therefore both the acquisition vehicle and the entity or person who formed it will have
Schedule 13E-3 filing obligations.
Summary Term Sheet, page 1
3. Your summary term sheet and Q&A together are 12 pages long. Please revise these sections to comply with Item 1001 of Regulation
M-A and the Instructions to that Item, as required by Item 1 of
Schedule 13E-3.  Also see Part II.F.2.a of Securities Act Release
No.
7760 (October 22, 1999). In doing so, please revise the introduction to disclose, and to clarify that you have disclosed a summary of the most material terms of the transaction. The summary should disclose each filing person`s fairness determination, the filing persons` purposes of, reasons for and effects of the transaction (including tax effects on all related parties), the amount of the termination fees associated with the transaction, and all conflicts of interest.
In addition, the summary term sheet should begin on the first or second page of the disclosure document provided to security holders.
In this regard we note that you address many of the material terms of the transaction in the form of a Q&A. Note that your summary term sheet should replace this section, as all of these terms should be addressed briefly in one section at the front of the document. Finally, please move the table of contents behind the summary term sheet.
4. Also revise the summary term sheet to clarify the number and percentage of affirmative votes needed to approve the transaction.
5. We note that the shareholder group has agreed to vote their shares in favor of the transaction, as discussed here and disclosed in the beneficial ownership table. Revise an appropriate section of the document to explain the purpose and content of this agreement and how it relates to the shareholders suit. It appears that the agreement should be disclosed in response to Item 1005(e) of the Schedule 13E-3 and filed as an exhibit to the Schedule 13E-3 as required by Item 1016(d) of Regulation M-A.

Background of the Merger, page 15
6. Each presentation, discussion or report by Lehman Brothers during
the course of the meetings you describe must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of
Schedule 13E-3.  This includes preliminary and final reports, as well
as oral and written reports. For example, it appears that Lehman Brothers made multiple presentations over the course of its engagement, such as at the special committee meetings on December 6 and December 29, 2004 and on June 14, 2005. Please summarize each report and file all written reports as exhibits to the Schedule 13E-
3.
7. Please revise this section to clarify the role of the special committee and the scope of their duties and on whose behalf the committee acts. Also, please clarify any changes in these factors over time. In addition, we note that the special committee may waive the provision that the transaction be approved by the majority of the minority of the votes cast, if it would be in the best interests of the company, rather than the unaffiliated security holders. With a view toward disclosure, tell us how you will inform security holders of the special committee`s decision to waive this requirement.

Special Factors, page 12
8. Expand this section to discuss in detail each filing persons` purpose for engaging in the transaction, and the reasons for undertaking the transaction now, as opposed to other times in the company`s operating history. Consider Instruction 1 to Item 1013 of
Regulation M-A in drafting your disclosure.

Reasons for the Board`s Recommendation; Factors Considered, page
28
9. Generally, the factors outlined in Instruction 2 to Item 1014 are
considered relevant in assessing the fairness of the consideration to
be received in a going private transaction. To the extent any of the
listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. In this regard, it does not appear that you have addressed liquidation value, net book value, current and historical market prices or other firm offers. Please revise this section accordingly. See Q&A No. 20 in SEC Release No. 17719 (April
13, 1981).
10. Revise this section and the following two sections to specifically address how each filing person reached his or her procedural fairness determination despite the absence of each procedural safeguard in Item 1014 of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719 (April 13, 1981). In this regard, we note that the majority of the minority provision applies with respect to security holders voting on the transaction, rather than with respect to all outstanding shares, as contemplated by Item 1014(c) of Regulation M-A.
11. We note that you have defined the term "unaffiliated stockholders" in the summary, but the board`s fairness determination is provided with respect to the "stockholders." Please revise this section to disclose the board`s procedural and substantive fairness determination with respect to the unaffiliated stockholders, as required by Item 1014(a) of Regulation M-A.


Position of Acquisition and Merger Sub, page 29
12. Revise this section and the following section to identify the persons who made the fairness determinations on behalf of these entities, and their relationship to the entities.
13. A filing person cannot insulate itself from liability by relying upon another`s analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b)
of Regulation M-A and Q&A Nos. 5 and 21 of Exchange Act Release
No.
17719 (April 1, 1981). Please note that the board has not addressed each factor listed in Instruction 2 to Item 1014 of Regulation M-A.
Please revise this section to address each factor or explain why the factors were not material.

Position of the JQH Stockholders as to the Fairness of the Merger, page 29
14. Each filing person must include an analysis of the material factors upon which each relied in reaching such a conclusion. See
Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to include the JQH Stockholders` consideration of each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. We note the reference on page 29 that their determination was made on the "basis of the factors considered by the special committee." If these persons relied on the analysis of the special committee, they must expressly adopt the analyses of the special committee in order to fulfill their disclosure obligation.
Opinions of Lehman Brothers, page 30
15. Please disclose the criteria used to select comparable companies and comparable transactions. Also disclose whether any companies or transactions fitting those criteria were excluded and if so, why.
16. Please further clarify how the discount rates and multiples used in these analyses were determined.
17. Revise this section to disclose the projections provided to Lehman Brothers. Confirm that you have disclosed all material assumptions underlying the projections or revise this section accordingly.
18. We note that you have disclosed fee information, past engagements and other Item 1015 information with respect to Lehman Brothers at the end of the section entitled "Non-quantifiable Terms", which also describes a portion of Lehman`s opinion regarding the reasonableness of the allocation of the consideration. Please revise this section so that the disclosure corresponds with the headings.

Analysis Used to Derive the Reasonableness of the Allocation of the
Consideration, page 39
19. Please revise this section to provide a more complete summary of the analysis performed by Lehman Brothers. It appears from the language in the opinion included in the appendix to this document that the analysis was more detailed than indicated here.
20. Revise to clarify the fee arrangement. In doing so, quantify the total fee and the amount of the fee that is contingent upon the completion of the merger. We note the disclosure that the fairness advisor has been engaged by the company in the past. Provide additional detail regarding the relationship and describe the compensation paid, as required by Item 1015(b)(4) of Regulation M-A.
21. The financial advisor`s fairness opinions, included as Appendices
B-1 and B-2 to the proxy statement, provide that "[t]his opinion is solely for the use of the Special Committee of the Board of Directors of the Company." Because it is inconsistent with the disclosures relating to the opinions, these limitations should be deleted.

Litigation Challenging the Merger, page 46
22. Please provide us copies of the complaints, answers and any material filings in the litigation referenced in this section on a supplemental basis.

The Merger Agreement, page 46
23. You state that the disclosure here is "qualified entirely by reference to the complete text of the merger agreement." Please eliminate this disclaimer as security holders are entitled to rely on your disclosure in the document. Also eliminate similar disclaimers elsewhere in the document, such as on pages 58 and 60.

Security Ownership of Certain Beneficial Owners, page 68
24. Revise the table to name the individual with voting and/or investment control over the shares beneficially owned by the entities named in the table, to the extent you have not already done so.

Form of Proxy
25. Revise the form of proxy and the associated disclosure in the document to clarify that you may only use discretionary authority with respect to matters that were not known a reasonable time before the solicitation. See Rule 14a-4(c)(3).
26. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4. If you wish to vote the proxies in this way, you must provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. If you add another voting box, also revise the disclosure document to set forth a separate section where you describe the proposal, as required by Rule 14a-5(a).
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons, the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from (1) the company, and (2) each of the filing persons acknowledging that

* the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *


Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.
      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Gary R. Silverman
Mary Ann O'Connell
Gary D. Gilson
August 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE